CUSIP No. 150925 20 4                                          Page 1 of 5 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                 AMENDMENT NO. 1

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 (a) AND
              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)


                              CELLSTAR CORPORATION
                              --------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                   150925 20 4
                                   -----------
                                 (CUSIP Number)


                               Raul Marcelo Claure
                                2010 NW 84 Avenue
                                 Miami, FL 33122
                                 (305) 421 6000

                      -------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 15, 2007
                                  -------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

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CUSIP No. 150925 20 4                                          Page 2 of 5 Pages



                                  SCHEDULE 13D

--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
          ONLY) Raul Marcelo Claure
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a) [ ]
                                                          (b) [X]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS
          PF
--------- ----------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)             [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          US
--------- ----------------------------------------------------------------------
NUMBER OF SHARES         7            SOLE VOTING POWER
BENEFICIALLY OWNED BY                 735,000 shares of common stock
EACH REPORTING PERSON    ------ ----- ------------------------------------------
WITH                     8            SHARED VOTING POWER
                                      -0-
                         ------ ----- ------------------------------------------
                         9            SOLE DISPOSITIVE POWER
                                      735,000 shares of common stock
                         ------ ----- ------------------------------------------
                         10           SHARED DISPOSITIVE POWER
                                      -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          735,000 shares of common stock
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          3.5%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON
          IN
--------- ----------------------------------------------------------------------

*The calculation of the foregoing percentage is based on 21,027,205 shares of the common stock, par value $0.01 per share, of the Issuer outstanding as of April 2, 2007, as reported in the Issuer's Form 10-QSB for the quarterly period ended February 28, 2007, and filed with the U.S. Securities and Exchange Commission on April 9, 2007.

ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 (this "Statement") relates to the sale on June 15, 2007 by the Reporting Person (as defined below) of 325,000 shares of the common stock, $0.01 par value (the "Shares"), of CellStar Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 601 S. Royal Lane, Coppell, Texas 75019.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (f) This Statement is filed on behalf of Raul Marcelo Claure (the "Reporting Person"). The business address of the Reporting Person is Brightstar Corp., 2010 NW 84 Avenue, Miami, Florida 33122. During the last five (5) years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. The Reporting Person is a US citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price for the 1,060,000 shares originally purchased by the Reporting Person was $3,156,574.00. The source of funds for the purchase was the Reporting Person's personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

         The Shares were acquired for investment and not with a view to, or for resale in connection with, any distribution thereof. At the time of the original filing, there was no present intention of selling, granting any participation in, or otherwise distributing the acquired Shares, and there were no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) Prior to acquiring the Shares, the Reporting Person did not beneficially own any outstanding securities of the Issuer. As a result of acquiring the Shares, the Reporting Person owned 1,060,000 shares of Common Stock which represented 5.0% of the issued and outstanding shares of Common Stock as of the date of the original filing. On June 15, 2007, the Reporting Person sold 325,000 Shares and as of that date, owed 3.5% of the issued and outstanding shares of Common Stock.

         (c) There were no transactions involving the Shares within the last sixty (60) days, except for the sale by the Reporting Person of 325,000 Shares on June 15, 2007.

         (d) Not applicable.

         (e) On June 15, 2007, the Reporting Person ceased to be the beneficial owner of more than five percent (5.0%) of the Common Stock for those reasons set forth in this Item 5.


ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

None.

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                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 18, 2007                           REPORTING PERSON:
                                               -----------------



                                               /s/ R. Marcelo Claure
                                               ---------------------
                                               R. Marcelo Claure